

Mail Stop 4631

November 2, 2009

Via U.S. mail and facsimile

Walter W. Wendland
President and Chief Executive Officer
Homeland Energy Solutions, LLC
2779 Highway 24
Lawler, IA 52154

> **RE: Form 10-K for the fiscal year ended December 31, 2008**
> **Form 10-Q for the period ended June 30, 2009**
> **Form 8-K filed on July 30, 2009**
> **File No. 000-53202**

Dear Mr. Wendland:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding our review of your filings, please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief